UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025 (Report No. 2)

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On November 26, 2025, Swvl Holdings Corp (“Swvl” or the “Company”) issued a press release titled: “Swvl and Bank AlJazira in Saudi Arabia Mark Over 100,000 Bookings Milestone in 2025, Accelerating Sustainable Mobility Across Saudi Arabia.” A copy of this press release is furnished herewith as Exhibit 99.1.

This first, second, fourth and fifth paragraphs and the section titled “Forward Looking Statements” in the press release are incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-279918) and Form S-8 (Registration No. 333-265464) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release titled: “Swvl and Bank AlJazira in Saudi Arabia Mark Over 100,000 Bookings Milestone in 2025, Accelerating Sustainable Mobility Across Saudi Arabia.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: November 26, 2025	By:	/s/ Mostafa Kandil
	Name:	Mostafa Kandil
	Title:	Chief Executive Officer